February 8, 2011

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4270
Washington, D.C.  20549
Attention:	Jim Rosenberg Senior Assistant Chief Accountant

Re:	Adeona Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2009 Form 10-Q for the Interim Period Ended June 30, 2010 File No. 001-12584

Dear Mr. Rosenberg:

Thank you for your January 31, 2011 letter regarding Adeona Pharmaceuticals, Inc. (“Adeona”).  We hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comment followed by our response thereto.

Form 10-Q for the Interim Period Ended June 30, 2010

Note 2. Basis of Presentation

Revenue Recognition" page 7

1.
We acknowledge your response to comment 8. Please revise your draft disclosures to include how revenue will be recognized to the extent contracts have continuing obligations or additional deliverables. Additionally; revise your draft disclosure to include your revenue recognition policy for royalty payments, including how royalty revenue will be calculated and recognized.

Response:  Complied with. We have revised our disclosures to include how revenue will be recognized.  We have also revised our disclosure to include our revenue recognition policy for royalty payments.

United States Securities and
  Exchange Commission
February 8, 2011

The Company records revenue when all of the following have occurred: (1) persuasive evidence of an arrangement exists, (2) the service is completed without further obligation, (3) the sales price to the customer is fixed or determinable, and (4) collectability is reasonably assured.  The Company recognizes milestone payments or upfront payments that have no contingencies as revenue when payment is received.  The Company has two streams of revenue, license revenue and laboratory revenue.

Licensing agreements:

The Company’s licensing agreements may contain multiple elements, such as non-refundable up-front fees, payments related to the achievement of particular milestones and royalties. Fees associated with substantive at risk performance-based milestones are recognized as revenue upon completion of the scientific or regulatory event specified in the agreement. When the Company has substantive continuing performance obligations under an arrangement, revenue is recognized over the performance period of the obligations using a time-based proportional performance approach. Under the time-based method, revenue is recognized over the arrangement’s estimated performance period based on the elapsed time compared to the total estimated performance period. Revenue recognized at any point in time is limited to the amount of non-contingent payments received or due. When the Company has no substantive continuing performance obligations under an arrangement, it recognizes revenue as the related fees become due.

Revenues from royalties on third-party sales of licensed technologies are generally recognized in accordance with the contract terms when the royalties can be reliably determined and collectibility is reasonably assured. To date, the Company has not received any royalty revenues.

On May 6, 2010, the Company entered into a Sublicense Agreement (the “Meda Agreement”) with Meda AB of Sweden (“Meda”) for the development and commercialization of Effirma (flupirtine) for fibromyalgia.  As consideration for the sublicense, the Company received an up-front payment of $2.5 million upon execution of the Meda Agreement. This payment was recorded as license revenue in June 2010. Pursuant to the Company’s license agreement with McLean Hospital, the Company paid 15% of the $2.5 million payment ($375,000) to McLean Hospital.  The payment to McLean Hospital was netted against the revenues received from Meda AB for financial statement purposes.  The Company is also entitled to additional milestone payments of $5 million upon filing of a New Drug Application with the United States Food and Drug Administration for flupirtine for fibromyalgia and $10 million upon marketing approval. The Meda Agreement also provides that the Company is entitled to receive net royalties of 7% of net sales of flupirtine approved for the treatment of fibromyalgia covered by issued patent claims in the United States and Japan.  The Meda Agreement provides that Meda AB will assume all future development costs for the commercialization of flupirtine for fibromyalgia. Pursuant to the terms of the Company’s agreement with McLean Hospital, the Company is obligated to pay them half of the royalties the Company receives.  Future milestone payments will be recorded as revenue when payment is received as there are no future deliverables, and it is non-refundable. We will make similar disclosure for any future license agreements.

Adeona Pharmaceuticals, Inc. 3930 Varsity Drive Ann Arbor, Michigan 48108 tel: 734.332.7800 fax: 734.332.7878

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ James S. Kuo James S. Kuo, MD, M.B.A Chairman and CEO